EXHIBIT 99.1

HEXO Corp Announces Downward Revision to its Proposed Share Consolidation Ratio

OTTAWA, Dec. 07, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE:HEXO) announces that it has made an amendment (the “Amendment”) to its notice of meeting dated October 28, 2020 (the “Notice of Meeting”) and its management information circular dated October 28, 2020 (the “Circular”) in respect of its annual and special meeting of shareholders scheduled to be held on December 11, 2020 (the “Meeting”).

The Notice of Meeting and the Information Circular provided that, at the Meeting, shareholders of the Company (“Shareholders”) would be asked to consider, and if deemed advisable, pass a special resolution authorizing and approving a consolidation of the outstanding common shares of the Company (“Common Shares”) on the basis of eight (8) old Common Shares for one (1) new Common Share, all as more particularly described in the Circular (the “Original Consolidation Ratio”). The purpose of the consolidation is to increase the Company's common share price to regain compliance with the US$1.00 minimum share price continued listing standard of the New York Stock Exchange (“NYSE”). The Company believes the Original Consolidation Ratio should be revised downward in light of the recent increase in the trading price of the Common Shares and in order to maintain a liquid share float and reflect the Company’s confidence that it can execute on its growth strategy. It is therefore changing the ratio for the proposed consolidation of the Common Shares from the Original Consolidation Ratio to a ratio of four (4) old Common Shares for one (1) new Common Share (the “New Consolidation Ratio”). Accordingly, all references in the Notice of Meeting and the Information Circular to the Original Consolidation Ratio are amended to refer to the New Consolidation Ratio.

“We believe that our solid financial position and the execution of our growth strategy is not yet reflected in our market valuation. We are number one in Canada in key categories such as beverages and have continued to gain sales momentum in critical markets including Ontario and Alberta. We are currently sitting fourth in recreational cannabis sales in Canada, with the gap between us and third place narrowing, while the gap between us and those behind us has widened”, said Sébastien St-Louis, HEXO CEO and co-founder. “Given the necessity to regain compliance with the US$1.00 minimum share price continued listing standard, we are in the position of having to seek approval for the consolidation to avoid de-listing from the NYSE. It is important to maintain liquidity for our investors, and we’ve made the decision to consolidate our shares. This change in the consolidation ratio to 4:1, from the previously announced 8:1, is indicative of the confidence we have in our ability to execute going forward, as we look beyond positive EBITDA to earnings on a per share basis.”

The Amendment will be filed under the Company’s profiles on SEDAR and EDGAR and will also be available at https://docs.tsxtrust.com/2092, the notice-and-access website for the proxy materials for the Meeting maintained by the Company’s transfer agent and registrar, and can also be obtained from the Company upon request. The Company will not distribute an amended form of proxy in light of the proxy submission deadline of 10:00 a.m. (EST) on December 9, 2020, the fact that the amendment to the consolidation ratio is a downward revision and because the form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournment or postponement thereof. The persons named in the form of proxy for the Meeting intend to vote FOR the consolidation of the Common Shares at the New Consolidation Ratio unless the shareholder delivering the proxy has specified in the form of proxy that the Common Shares represented by such form of proxy are to be voted against such resolution.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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